Exhibit 99(a)(1)(A)

NOTICE TO

TO HOLDERS OF

6 3/4% Exchangeable Senior Notes due 2025

ISSUED BY

CSK AUTO, INC.

Offer To Purchase for Cash any and all of the

6 3/4% Exchangeable Senior Notes due 2025

CUSIP Number: 12637KAK7

NOTICE IS HEREBY GIVEN pursuant to the terms and conditions of the Indenture, dated as of December 19, 2005, among CSK Auto, Inc. (the “Company” or “CSK”), CSK Auto Corporation, the subsidiary guarantors named therein, and The Bank of New York Mellon Trust Company, N.A. (formerly known as The Bank of New York Trust Company, NA) (the “Trustee” or “Paying Agent”), as supplemented by the First Supplemental Indenture, dated as of December 30, 2005, the Second Supplemental Indenture, dated as of July 27, 2006, the Third Supplemental Indenture, dated as of July 11, 2008 and the Fourth Supplemental Indenture, dated as of December 31, 2008, (the “Indenture”) and the Company’s 6 3/4% Exchangeable Senior Notes due 2025 (the “Notes”) that, at the option of each holder of the Notes (each a “Holder”), the Notes will be purchased by the Company for $1,000 per $1,000 principal amount of the Notes (the “Company Repurchase Price”), plus any accrued and unpaid interest to, but not including, the Company Repurchase Date; provided that interest will be payable to the holder of record on the corresponding regular record date, subject to the terms and conditions of the Indenture, the Notes and this notice (this “Company Repurchase Notice”) and related notice materials, as amended and supplemented from time to time (such option of the Holders, the “Put Option”). Pursuant to the terms of the Third Supplemental Indenture, dated as of July 11, 2008, O’Reilly Automotive, Inc. (“O’Reilly” or the “Guarantor”) agreed to become a guarantor, on a subordinated basis, of the $100 million principal amount of the Notes originally issued by the Company. Holders may tender their Notes from 9:00 a.m., New York City time, on Monday, November 15, 2010 through 5:00 p.m., New York City time, on Tuesday, December 14, 2010 (the “Expiration Date”), which is the Business Day immediately preceding December 15, 2010 (the “Company Repurchase Date”). This Company Repurchase Notice is being sent pursuant to the provisions of Section 3.05 of the Indenture and paragraph 11 of the Notes. All capitalized terms used but not specifically defined in this Company Repurchase Notice have the meanings given to such terms in the Indenture and the Notes.

To exercise your option to have the Company purchase the Notes and receive the Company Repurchase Price per $1,000 principal amount of the Notes, you must validly tender the Notes prior to 5:00 p.m., New York City time, on the Expiration Date. Notes tendered for purchase may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. The right of Holders to tender Notes for purchase in the Put Option expires at 5:00 p.m., New York City time, on the Expiration Date.

The Trustee has informed the Company that, as of the date of this Company Repurchase Notice, all custodians and beneficial holders of the Notes hold the Notes through Depository Trust Company (“DTC”) accounts and that there are no certificated Notes in non-global form. Accordingly, any Holder desiring to tender Notes must either (i) in the case of a beneficial owner who holds Notes in book-entry form, request such beneficial owner’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction on behalf of such beneficial owner or (ii) tender through DTC pursuant to DTC’s Automated Tender Offer Program (“ATOP”). Delivery of the Notes and all other required documents, including delivery and acceptance through ATOP, is at the election and risk of the person tendering the Notes.

The Paying Agent, Exchange Agent and Trustee is:

The Bank of New York Mellon Trust Company, N.A.

The Address of the Paying Agent, Exchange Agent and Trustee is:

By Regular or Registered or Certified Mail	By Regular Mail & Overnight Courier	In Person By Hand Only

The Bank of New York Mellon Corporate Trust Operations Reorganization Unit 480 Washington Boulevard 27th Floor Jersey City, New Jersey 07310	The Bank of New York Mellon Corporate Trust Operations Reorganization Unit 480 Washington Boulevard 27th Floor Jersey City, New Jersey 07310	The Bank of New York Mellon Corporate Trust Operations Reorganization Unit 480 Washington Boulevard 27th Floor Jersey City, New Jersey 07310

Additional copies of this Company Repurchase Notice may be obtained from the Paying Agent at its addresses set forth above.

Dated: November 15, 2010

TABLE OF CONTENTS

SUMMARY TERM SHEET		5
IMPORTANT INFORMATION CONCERNING THE PUT OPTION		8
1.	Information Concerning The Company	8
2.	Information Concerning The Notes	8
	2.1 The Company’s Obligation to Purchase the Notes	8
	2.2 Company Repurchase Price	9
	2.3 Exchange Rights of the Notes	9
	2.4 Market for the Notes and O’Reilly’s Common Stock	10
	2.5 Redemption	11
	2.6 Holder’s Right to Require Repurchase Upon Fundamental Change	11
	2.7 Ranking	11
	2.8 Dividends	11
3.	Procedures To Be Followed By Holders Electing To Tender Notes For Purchase	12
	3.1 Method of Delivery	12
	3.2 Agreement to be Bound by the Terms of the Put Option	12
	3.3 Delivery of Notes	14
4.	Right Of Withdrawal	16
5.	Payment for Tendered Notes	16
6.	Notes Acquired	17
7.	Material United States Federal Income Tax Consequences	17
8.	Additional Information	20
9.	No Solicitations	21
10.	Definitions	21
11.	Conflicts	21

No person has been authorized to give any information or to make any representation other than those contained in this Company Repurchase Notice and, if given or made, such information or representation must not be relied upon as having been authorized. You should not assume that the information contained in this Company Repurchase Notice is accurate as of any date other than the date on the front of this Company Repurchase Notice. This Company Repurchase Notice does not constitute an offer to buy or the solicitation of an offer to sell securities in any circumstances or jurisdiction in which such offer or solicitation is unlawful. The delivery of this Company Repurchase Notice shall not under any circumstances create any implication that the information contained in this Company Repurchase Notice is current as of any time subsequent to the date of such information. None of the Company or O’Reilly or their respective boards of directors or employees are making any representation or recommendation to any Holder as to whether or not to tender such Holder’s Notes. No dealer, salesperson or other person has been authorized to give any information or to make any representation not contained in this Company Repurchase Notice, and, if given or made, such information or representation may not be relied upon as having been authorized by the Company, O’Reilly, the Paying Agent or the Trustee for the Notes. You should consult your own financial and tax advisors and must make your own decision as to whether to tender your Notes for purchase and, if so, the amount of Notes to tender.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The Company Repurchase Notice and the documents incorporated by reference in this Company Repurchase Notice regarding the Put Option, O’Reilly and our business contain forward looking statements that are subject to risks and uncertainties. You can identify these statements by forward-looking words such as “expect,” “believe,” “anticipate,” “should,” “plan,” “intend,” “estimate,” “project,” “will” or similar words. In addition, statements contained that are not historical facts are forward-looking statements, such as statements discussing among other things, financing plans, expected growth, store development and expansion strategy, business strategies, future revenues and future performance. These forward-looking statements are based on estimates, projections, beliefs and assumptions and are not guarantees of future events and results. Such statements are subject to risks, uncertainties and assumptions, including, but not limited to, competition, product demand, the market for auto parts, the economy in general, inflation, consumer debt levels, governmental approvals, our ability to hire and retain qualified employees, risks associated with the integration of acquired businesses, weather, terrorist activities, war and the threat of war. Actual results may materially differ from anticipated results described or implied in these forward-looking statements.

SUMMARY TERM SHEET

The following are answers to some of the questions that you may have about the Put Option. To understand the Put Option fully and for a more complete description of the terms of the Put Option, you should read carefully the remainder of this Company Repurchase Notice because the information in this summary is not complete.

Who is offering to purchase my Notes?

CSK Auto, Inc., an Arizona corporation (the “Company” or “CSK”), is obligated, at your option, to purchase your validly tendered 6 3/4% Exchangeable Senior Notes due 2025 (the “Notes”). O’Reilly Automotive, Inc. (“O’Reilly” or the “Guarantor”) is guarantor of such obligations. In this Company Repurchase Notice, the terms “we” and “us” are sometimes used to refer to CSK and O’Reilly.

Why is the Company offering to purchase my Notes?

The right of each holder (the “Holder”) of the Notes to sell and the obligation of the Company to purchase the Notes pursuant to the Put Option is a term of the Notes and has been a right of Holders from the time the Notes were issued on December 19, 2005. The Company is required to repurchase the Notes of any Holder exercising the Put Option pursuant to the terms of the Notes and the Indenture.

What Notes are you obligated to purchase?

The Company is obligated to purchase all of the Notes tendered by Holders pursuant to the Put Option, at the option of the Holder. As of November 10, 2010, there was approximately $89.0 million aggregate principal amount of Notes outstanding. The Notes were issued under an Indenture, dated as of December 19, 2005, among the Company, CSK Auto Corporation, the subsidiary guarantors named therein, and The Bank of New York Mellon Trust Company, N.A. (formerly known as The Bank of New York Trust Company, NA), as trustee (the “Trustee” or “Paying Agent”), as supplemented by the First Supplemental Indenture, dated as of December 30, 2005, the Second Supplemental Indenture, dated as of July 27, 2006, the Third Supplemental Indenture, dated as of July 11, 2008 and the Fourth Supplemental Indenture, dated as of December 31, 2008 (the “Indenture”).

How much will you pay and what is the form of payment?

Pursuant to the terms of the Indenture and the Notes, CSK will pay, in cash, a Company Repurchase Price of $1,000 per $1,000 principal amount of the Notes (the “Company Repurchase Price”), plus accrued and unpaid interest to, but not including, the Company Repurchase Date; provided that the interest will be payable to the holder of record on the corresponding regular record date, with respect to any and all Notes validly tendered for purchase and not withdrawn. The Company Repurchase Price is based solely on the requirements of the Indenture and bears no relationship to the market price of the Notes.

How can I determine the market value of the Notes?

There is no established reporting system or market for trading in the Notes. To the extent that the Notes are traded, prices of the Notes may fluctuate widely depending on trading volume, the balance between buy and sell orders, and prevailing interest rates. In addition, as a portion of the Notes are currently exchangeable for O’Reilly common stock, the value of the Notes is also influenced by O’Reilly’s consolidated operating results, the trading price and implied volatility of O’Reilly’s common stock and the market for similar securities. To the extent available, Holders are urged to obtain current market quotations for the Notes prior to making any decision with respect to the Put Option. The common stock, $0.01 par value per share (the “O’Reilly Common Stock”), of O’Reilly into which the Notes are convertible is listed on the NASDAQ Global Select Market (“NASDAQ”) under the symbol “ORLY.” On November 12, 2010, the closing price of the Common Stock on the NASDAQ was $59.63 per share.

What does the board of directors of the Company think of the Put Option?

Neither the board of directors of CSK nor the board of directors of O’Reilly has made any recommendation as to whether you should tender your Notes for purchase in the Put Option. You must make your own decision whether to tender your Notes for purchase in the Put Option and, if so, the amount of Notes to tender. In accordance with Section 3.01 of the Indenture, the Company has issued a redemption notice pursuant to which all Notes that are not tendered in accordance with the Put Option or exchanged, will be redeemed on December 21, 2010 for a redemption price in cash equal to 100% of the Principal Amount of such Notes plus any accrued and unpaid interest thereon, but not including, the redemption date.

When does the Put Option expire?

The Put Option expires at 5:00 p.m., New York City time, on Tuesday, December 14, 2010 (the “Expiration Date”), which is the Business Day immediately preceding December 15, 2010 (the “Company Repurchase Date”). The Company will not extend the period Holders have to accept the Put Option unless required to do so by the federal securities laws.

What are the conditions to the purchase by the Company and O’Reilly of the Notes?

The purchase by the Company of validly tendered Notes is not subject to any condition other than such purchase being lawful and satisfaction of the procedural requirements described in this Company Repurchase Notice.

How do I tender my Notes?

See “Important Information Concerning the Put Option—Procedures to be Followed by Holders Electing to Tender Notes for Purchase.” For further information, call the Paying Agent, or consult your broker, dealer, commercial bank or trust company for assistance.

By tendering your Notes through the transmittal procedures of DTC, you agree to be bound by the terms of the Put Option set forth in this Company Repurchase Notice.

If I tender my Notes, when will I receive payment for them?

CSK will accept for payment all validly tendered Notes promptly upon expiration of the Put Option. CSK will promptly forward to the Paying Agent, prior to 10:00 a.m., New York City time, on Wednesday, December 15, 2010, the appropriate amount of cash required to pay the Company Repurchase Price for the tendered Notes, and the Paying Agent will promptly distribute the cash to the DTC, the sole record Holder. The DTC will thereafter distribute the cash to its participants in accordance with its procedures.

Until what time can I withdraw previously tendered Notes?

You can withdraw Notes previously tendered for purchase at any time until 5:00 p.m., New York City time, on the Expiration Date.

How do I withdraw previously tendered Notes?

To withdraw previously tendered Notes, you must comply with the withdrawal procedures of the DTC prior to 5:00 p.m., New York City time, on the Expiration Date.

Do I need to do anything if I do not wish to tender my Notes for purchase?

No. If you do not tender your Notes before the expiration of the Put Option, CSK will not purchase your Notes in connection with the Put Option. However, as discussed above, the Company has issued a redemption notice, and all Notes that are not tendered in connection with the Put Option or exchanged, will be redeemed on December 21, 2010.

If I choose to tender my Notes for purchase, do I have to tender all of my Notes?

No. You may tender all of your Notes, a portion of your Notes or none of your Notes for purchase. If you wish to tender a portion of your Notes for purchase, however, you must tender your Notes in a principal amount of $1,000 or an integral multiple thereof.

If I do not tender my Notes for purchase, will I continue to be able to exercise my exchange rights?

Yes. If you do not tender your Notes for purchase, your exchange rights will not be affected. You will continue to have the right to exchange each $1,000 principal amount of Notes into cash or a combination of cash and fully paid non-assessable shares of common stock of O’Reilly at the Exchange Rate. The Exchange Rate is equal to 25.9697 shares of O’Reilly common stock and $60.6061 in cash for each $1,000 in principal amount of Notes, subject to the terms, conditions and adjustments specified in the Indenture and the Notes. As of the date hereof, based on the terms of the Indenture and the application of the Exchange Rate, each $1,000 principal amount of the Notes is exchangeable for $1,000 and shares of stock based on the Exchange Rate above.

If I am a U.S. resident for U.S. federal income tax purposes, will I have to pay taxes if I tender my Notes for purchase in the Put Option?

The receipt of cash in exchange for Notes pursuant to the Put Option will be a taxable transaction for U.S. federal income tax purposes. You should consult with your tax advisor regarding the actual tax consequences to you.

Who is the Paying Agent?

The Bank of New York Mellon, N.A., the Trustee under the Indenture, is serving as Paying Agent in connection with the Put Option. Its address and telephone number are set forth on the front cover page of this Company Repurchase Notice.

Who can I talk to if I have questions about the Put Option?

Questions and requests for assistance in connection with the tender of Notes for purchase in the Put Option may be directed to the Paying Agent at the address and telephone and facsimile numbers set forth on the cover of this Company Repurchase Notice.

IMPORTANT INFORMATION CONCERNING THE PUT OPTION

1. Information Concerning The Company. CSK Auto, Inc., an Arizona corporation (the “Company”), is obligated to purchase the Company’s 6 3/4% Exchangeable Senior Notes due 2025 (the “Notes”) that have been validly tendered and not validly withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date, pursuant to the Put Option. The Notes are exchangeable into the common stock, $0.01 par value per share (the “O’Reilly Common Stock”), of O’Reilly Automotive, Inc. (“O’Reilly” or the “Guarantor”), subject to the terms, conditions and adjustments specified in the Indenture and the Notes. O’Reilly is a guarantor of the obligations of the Company under the Indenture.

The Company is a subsidiary of O’Reilly, which is one of the largest specialty retailers of automotive aftermarket parts, tools, supplies, equipment and accessories in the United States. The Company and O’Reilly maintain their registered and principal executive offices at 233 South Patterson, Springfield, Missouri 65802 and the telephone number there is (417) 862-6708.

2. Information Concerning The Notes. The Notes were issued under an Indenture, dated as of December 19, 2005, among the Company, CSK Auto Corporation, the subsidiary guarantors named therein, and The Bank of New York Mellon Trust Company, N.A. (formerly known as The Bank of New York Trust Company, NA), as trustee (the “Trustee”), as supplemented by the First Supplemental Indenture, dated as of December 30, 2005, the Second Supplemental Indenture, dated as of July 27, 2006, the Third Supplemental Indenture, dated as of July 11, 2008 and the Fourth Supplemental Indenture, dated as of December 31, 2008 (as supplemented, the “Indenture”). Pursuant to the terms of the Third Supplemental Indenture, dated as of July 11, 2008, Guarantor agreed to become a guarantor, on a subordinated basis, of the $100 million principal amount of the Notes originally issued by the Company.

2.1 The Company’s Obligation to Purchase the Notes. Pursuant to the terms of the Notes and the Indenture, the Company is obligated to purchase all Notes validly tendered for purchase and not withdrawn, at the Holder’s option, on December 14, 2010. This Put Option will expire at 5:00 p.m., New York City time, on Wednesday, December 14, 2010 (the “Expiration Date”), which is the Business Day immediately preceding December 15, 2010 (the “Company Repurchase Date”). The Indenture does not provide us the right to extend the period Holders have to accept the Put Option. Nonetheless, if we make any change to this Put Option which we determine constitutes a material change, or if we waive a material condition to this Put Option, we will promptly disclose the change or waiver in a supplement to this Company Repurchase Notice that we will distribute to registered holders, and we will make a public announcement of such change or waiver promptly afterward by means of a press release. We may be required to extend the Company Repurchase Date for a period of five to ten Business Days, depending on the significance of the change or waiver, if the Put Option would otherwise expire during the five to ten Business Day period. If we are required to extend the Company Repurchase Date, we will make a public announcement of such extension promptly by means of a press release. If we are required to extend the Company Repurchase Date and the Company does not accept and pay for tendered Notes promptly after December 15, 2010, such failure to pay would be a default under the Indenture. The purchase by the Company of validly tendered Notes is not subject to any condition other than such purchase being lawful and the procedural requirements described in this Company Repurchase Notice.

2.2 Company Repurchase Price. Pursuant to the Notes, the Company Repurchase Price to be paid by the Company for the Notes on the Company Repurchase Date is $1,000 per $1,000 principal amount of the Notes (the “Company Repurchase Price”), plus accrued and unpaid interest to, but not including, the Company Repurchase Date; provided that the interest will be payable to the holder of record on the corresponding regular record date. The Company Repurchase Price will be paid in cash with respect to any and all Notes validly tendered for purchase and not withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date. Notes tendered for purchase will be accepted only in principal amounts equal to $1,000 or integral multiples thereof. Accrued interest on the Notes to, but not including, the Company Repurchase Date (an Interest Payment Date under the terms of the Notes), will be paid to the Holders of record at 5:00 p.m., New York City time, December 1, 2010, prior to the payment of the Company Repurchase Price as provided by the Indenture. Accordingly, $3,003,750 of accrued and unpaid interest will be paid on December 15, 2010 but not as part of the Company Repurchase Price.

The Company Repurchase Price is based solely on the requirements of the Indenture and the Notes and bears no relationship to the market price of the Notes or shares of O’Reilly Common Stock. Thus, the Company Repurchase Price may be significantly higher or lower than the market price of the Notes on the Company Repurchase Date. Holders of Notes are urged to obtain the best available information as to potential current market prices of the Notes, to the extent available, and O’Reilly Common Stock before making a decision whether to tender their Notes for purchase.

None of the Company, O’Reilly or their respective boards of directors or employees are making any recommendation to Holders as to whether to tender or refrain from tendering Notes for purchase pursuant to the Company Repurchase Price. Each Holder must make such Holder’s own decision whether to tender such Holder’s Notes for purchase and, if so, the principal amount of Notes to tender based on such Holder’s assessment of the current market value of the Notes and O’Reilly Common Stock and other relevant factors.

2.3 Exchange Rights of the Notes. Holders that do not tender their Notes for purchase pursuant to the Put Option will maintain the right to exchange their Notes into O’Reilly Common Stock, subject to the terms, conditions and adjustments specified in the Indenture and the Notes. Any Notes that are tendered pursuant to the Put Option may be exchanged in accordance with the terms of the Indenture and the Notes only if such tender has been validly withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date, as described in Section 4 below.

2.4 Market for the Notes and O’Reilly’s Common Stock. There is no established reporting system or trading market for trading in the Notes. However, we believe the Notes currently are traded over the counter. We believe that there is no practical way to accurately determine the trading history of the Notes. To the extent that the Notes are traded, prices of the Notes may fluctuate widely depending on, among other things, trading volume, the balance between buy and sell orders and prevailing interest rates, and, as the Notes are exchangeable under certain conditions into cash and shares of O’Reilly Common Stock, prices may also be influenced by O’Reilly’s operating results, the market price and implied volatility of O’Reilly Common Stock and the market for similar securities. The Notes are currently exchangeable for a combination of cash and fully paid non-assessable shares of O’Reilly Common Stock at the Exchange Rate. The Exchange Rate is equal to 25.9697 shares of O’Reilly common stock and $60.6061 in cash for each $1,000 in principal amounts of Notes exchanged, subject to the terms, conditions and adjustments specified in the Indenture and the Notes. As of November 12, 2010, there was approximately $89.0 million aggregate principal amount of Notes outstanding.

The Company has issued a redemption notice with respect to the Notes, and, to the extent the Notes are tendered in connection with the Put Option or exchanged, the Notes will be redeemed on December 21, 2010 (the “Redemption Date”) for a redemption price in cash equal to 100% of the Principal Amount (as defined in the Indenture) plus any accrued and unpaid interest on the Notes to, but not including, the Redemption Date.

O’Reilly Common Stock is listed on the NASDAQ Global Select Market (“NASDAQ”) under the symbol “ORLY.” The following table sets forth, for the fiscal quarters indicated, the high and low intraday sales prices of O’Reilly Common Stock as reported on the NASDAQ.

	High	Low
2010
4th Quarter (through November 12, 2010)	60.82	52.40
3rd Quarter	54.19	45.65
2nd Quarter	51.70	41.30
1st Quarter	43.00	37.47

2009
4th Quarter	40.40	33.61
3rd Quarter	42.93	35.70
2nd Quarter	40.50	33.69
1st Quarter	36.17	26.47

2008
4th Quarter	31.18	20.00
3rd Quarter	30.38	21.92
2nd Quarter	30.50	22.32
1st Quarter	32.68	24.08

On November 12, 2010, the closing price of O’Reilly Common Stock on the NASDAQ was $59.63 per share. As of November 1, 2010, there were approximately 139,636,795 shares of O’Reilly Common Stock outstanding. We urge you to obtain current market information for the Notes, to the extent available, and O’Reilly Common Stock before making any decision to tender your Notes pursuant to the Put Option.

2.5 Redemption. We have the right to redeem the Notes for cash, in whole or in part at any time or from time to time on or after December 15, 2010, upon not less than 35 nor more than 60 days’ prior written notice by mail to the registered Holders of the Notes, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest, to, but not including, the redemption date. The Company has issued a redemption notice for the redemption of all the outstanding Notes on December 21, 2010 for a redemption price in cash equal to 100% of the Principal Amount plus any accrued and unpaid interest on the Notes to, but not including, the redemption date.

2.6 Holder’s Right to Require Repurchase Upon Fundamental Change. If a Fundamental Change (as defined in the Indenture) occurs at any time prior to December 15, 2025, a Holder of Notes will have the right to require the Company to repurchase all of its Notes, or any portion of the principal amount thereof that is equal to $1,000 or an integral multiple thereof, for cash equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest, if any, to, but not including the Fundamental Change Repurchase Date (as defined in the Indenture).

2.7 Ranking. The Notes are senior general obligations of the Company ranking equally with other existing and future senior indebtedness of the Company, and senior to existing and future subordinated indebtedness of the Company. The guarantees issued by the guarantors are unsecured senior obligations of such guarantors. The guarantee issued by the Guarantor is subordinated to existing and future indebtedness of the Guarantor as set forth in the Indenture.

2.8 Dividends. The Holders of Notes are not entitled to dividends. However, upon exchange, the Holders as owners of the common stock of O’Reilly will be entitled to dividends, if any, made to holders of the common stock of O’Reilly.

3. Procedures To Be Followed By Holders Electing To Tender Notes For Purchase. Holders will not be entitled to receive the Company Repurchase Price for their Notes unless they validly tender and do not validly withdraw the Notes prior to 5:00 p.m., New York City time, on the Expiration Date. Only registered Holders are authorized to deliver their Notes for purchase. The Trustee has informed the Company that, as of the date of this Company Repurchase Notice, DTC is the sole registered Holder of the Notes and all custodians and beneficial holders of the Notes hold the Notes through DTC accounts and that there are no certificated Notes in non-global form. Accordingly, any Holder desiring to tender Notes must either (i) in the case of a beneficial owner who holds Notes in book-entry form, request such beneficial owner’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction on behalf of such beneficial owner or (ii) tender through DTC pursuant to ATOP.

Holders may exercise the Put Option for some or all of their Notes; however, if Holders wish to exercise the Put Option for a portion of their Notes, they must exercise the Put Option for Notes in a principal amount at maturity of $1,000 or an integral multiple thereof, and any unpurchased portion will be issued to the Holders in the form of Notes in a principal amount at maturity of $1,000 or an integral multiple thereof.

If Holders do not validly tender their Notes prior to 5:00 p.m., New York City time, on the Expiration Date, or if they validly withdraw their Notes prior to 5:00 p.m., New York City time, on the Expiration Date, their Notes will not be purchased and will remain outstanding subject to the existing terms of the Indenture and the Notes.

You will not be required to pay any commission to the Company, O’Reilly, DTC or the Trustee in connection with your Put Option. However, there may be commissions you need to pay your broker in connection with the tender of the Notes.

3.1 Method of Delivery. Because DTC is the sole registered Holder of the Notes, all Notes tendered for purchase must be delivered through DTC’s ATOP. This Company Repurchase Notice constitutes the Company Repurchase Notice described in the Indenture and delivery of Notes via ATOP will satisfy the tender notice requirements of the Indenture. Tender of Notes is at the election and risk of the person tendering the Notes.

3.2 Agreement to be Bound by the Terms of the Put Option. By tendering Notes through the transmittal procedures of DTC, a Holder acknowledges and agrees as follows:

•	pursuant to the Put Option, such Notes shall be purchased as of the Company Repurchase Date (as defined in the Indenture) pursuant to the terms and conditions specified in the Notes and the Indenture;

•	such Holder agrees to all of the terms of this Company Repurchase Notice;

•	such Holder has received this Company Repurchase Notice and acknowledges that this Company Repurchase Notice provides the notice required pursuant to the Indenture and the Notes;

•

upon the terms and subject to the conditions set forth in this Company Repurchase Notice, the Indenture and the Notes, and effective upon the acceptance for payment thereof, such Holder (i) irrevocably sells, assigns and transfers to us, all right, title and interest in and to all the Notes tendered, (ii) waives any and all rights with respect to the Notes (including, without limitation, any existing or past defaults and their consequences), (iii) releases and discharges us and our directors, officers, employees and affiliates (and their respective directors, officers and employees) from any and all claims such Holder may have now, or may have in the future arising out of, or related to, the Notes, including, without limitation, any claims that such Holder is entitled to receive additional principal or interest payments with respect to the Notes or to participate in any exchange, redemption or defeasance of the Notes and (iv) irrevocably constitutes and appoints the Trustee as the true and lawful agent and attorney-in-fact of such Holder with respect to any such tendered Notes, with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to (a) transfer ownership of such Notes, on the account books maintained by DTC, together, in any such case, with all accompanying evidences of transfer and authenticity, to us, (b) present such Notes for transfer on the relevant security register and (c) receive all benefits or otherwise exercise all rights of beneficial ownership of such Notes (except that the Trustee will have no rights to, or control over, funds from us, except as agent for us, for the Company Repurchase Price of any tendered Notes that are purchased by us), all in accordance with the terms set forth in this Company Repurchase Notice;

•

such Holder represents and warrants that such Holder (i) owns the Notes tendered and is entitled to tender such Notes and (ii) has full power and authority to tender, sell, assign and transfer the Notes tendered and that when such Notes are accepted for purchase and payment by us, we will acquire good title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim or right;

•

such Holder agrees, upon request from us, to execute and deliver any additional documents deemed by the Trustee or us to be necessary or desirable to complete the sale, assignment and transfer of the Notes tendered;

•

such Holder understands that all Notes validly tendered for purchase and not validly withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date will be purchased at the Company Repurchase Price, plus accrued and unpaid interest to, but not including, the Company Repurchase Date; provided that the interest will be payable to the holder of record on the corresponding regular record date, in cash, subject to the terms and conditions of the Indenture, this Company Repurchase Notice and the related notice materials, as amended and supplemented from time to time;

•

payment for Notes purchased pursuant to the Company Repurchase Notice will be made by deposit by us of the Company Repurchase Price for such Notes with the Paying Agent, which will act as agent for tendering Holders for the purpose of receiving payments from us and transmitting such payments to such Holders;

•	tenders of Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date by following the procedures described below in “Right of Withdrawal”;

•

all authority conferred or agreed to be conferred pursuant to the terms hereof shall survive the death or incapacity of the Holder and shall be binding upon the Holder’s heirs, personal representatives, executors, administrators, successors, assigns, trustees in bankruptcy and other legal representatives;

•

the delivery and tender of the Notes is not effective, and the risk of loss of the Notes does not pass to the Trustee, until receipt by the Trustee of any and all evidences of authority and any other required documents in form satisfactory to us;

•

all questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of Notes pursuant to the procedures described in this Company Repurchase Notice and the form and validity of all documents will be determined by us in our sole discretion. Any such determination is subject to applicable law and, if challenged by Holders or otherwise, to the judgment of a court of competent jurisdiction. We also reserve the absolute right in our sole discretion to waive any defect or irregularity in the tender of Notes by any particular Holder, whether or not similar defects or irregularities are waived in the case of other Holders. Our interpretation of the terms and conditions of the Put Option will be final and binding, subject to applicable laws, and if challenged by Holders or otherwise, to the judgment of a court of competent jurisdiction; and

•

we will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal of a tender. Any such determination is subject to applicable law and, if challenged by Holders or otherwise, to the judgment of a court of competent jurisdiction. None of the Company, O’Reilly, the Trustee or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal of a tender or incur any liability for failure to give any such notification.

3.3 Delivery of Notes. For a Holder to validly tender Notes pursuant to the Put Option, an Agent’s Message (as defined below), and any other required documents must be received by the Trustee at its address set forth on the front cover page of this Company Repurchase Notice prior to 5:00 p.m., New York City time, on the Expiration Date. In addition, prior to 5:00 p.m., New York City time, on the Expiration Date, such Notes must be transferred pursuant to the procedures for book-entry transfer described below (and a confirmation of such tender must be received by the Trustee, including an Agent’s Message). The term “Agent’s Message” means a message, transmitted by DTC to and received by the Trustee and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the tendering participant, which acknowledgment states that such participant has received and agrees to be bound by the terms of the Put Option as stated herein, including those set forth above under the caption “—Agreement to be Bound by the Terms of the Put Option” and that we may enforce such terms of the Company Repurchase Notice against such participant.

If you are a beneficial owner whose Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and wish to tender your Notes pursuant to the Put Option, you should promptly instruct the registered holder of your Notes to tender on your behalf. Any registered holder that is a participant in DTC’s book-entry transfer facility system may make book-entry delivery of the Notes by causing DTC to transfer the Notes into the Trustee’s account referred to below.

By delivering an Agent’s Message, a Holder or beneficial owner (whose Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee) will be deemed to have irrevocably appointed the Trustee as its agent and attorney-in-fact (with full knowledge that the Trustee is also acting as an agent for us in connection with the Put Option) with respect to the Notes, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest subject only to the right of withdrawal described in this Company Repurchase Notice), to receive for our account all benefits and otherwise exercise all rights of beneficial ownership of such Notes, in accordance with the terms and conditions of the Company Repurchase Notice.

Book-Entry Transfer Procedures. The Trustee will establish an account with respect to the Notes at DTC for purposes of the Put Option within two business days after the date of this Company Repurchase Notice. Any financial institution that is a participant in DTC may make book-entry delivery of the Notes by causing DTC to transfer such Notes into the Paying Agent’s account in accordance with DTC’s procedures for such transfer. This participant should transmit its acceptance to DTC prior to 5:00 p.m., New York City time, on the Expiration Date.

Although delivery of the Notes may be effected under the Put Option through book-entry transfer into the Paying Agent’s account at DTC, an Agent’s Message and any other required documents must be transmitted to and received by the Paying Agent at its address set forth on the front cover page of this Company Repurchase Notice prior to 5:00 p.m., New York City time on the Expiration Date in connection with the tender of such Notes. Delivery of documents to DTC does not constitute delivery to the Paying Agent.

Holders who are tendering by book-entry transfer to the Paying Agent’s account at DTC may execute their tender through DTC’s ATOP by transmitting their acceptance prior to 5:00 p.m., New York City time, on the Expiration Date to DTC in accordance with DTC’s ATOP procedures; DTC will then verify the acceptance, execute a book-entry transfer of the Notes into the Paying Agent’s account at DTC and send an Agent’s Message to the Paying Agent. Delivery of the Agent’s Message by DTC will satisfy the terms of the Put Option.

You bear the risk of untimely submission of your Notes. You must allow sufficient time for completion of the necessary procedures prior to 5:00 p.m., New York City time, on the Expiration Date.

Under no circumstances will Notes accrue interest by reason of any delay in making payment to any person who delivers Notes after the Company Repurchase Date. If the Paying Agent holds, in accordance with the terms of the Indenture, sufficient cash to pay the Company Repurchase Price for the Notes on the Company Repurchase Date, then, on and after such date, such Notes will cease to be outstanding and interest on such Notes will cease to accrue, and all rights (other than the right to receive the Company Repurchase Price upon delivery of the Notes) of the Holder of such Notes will terminate.

4. Right Of Withdrawal. Notes tendered for repurchase may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. For a withdrawal of a tender of Notes to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Paying Agent at its address set forth on the front cover of this Company Repurchase Notice prior to 5:00 p.m., New York City time, on the Expiration Date, by mail, fax or hand delivery or by a properly transmitted “Request Message” through ATOP. In order to be valid, any such notice of withdrawal must specify (i) the principal amount of Notes in respect of which the tender of Notes is withdrawn; (ii) that the withdrawal notice complies with appropriate procedures of the Paying Agent with respect to all withdrawn Notes in book-entry form and (iii) the principal amount of Notes, if any, which remains subject to the tender. A validly withdrawn tender of Notes may be re-tendered by following the procedures described in Section 3 above, at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

You bear the risk of untimely withdrawal of previously tendered Notes. If you wish to withdraw your Notes prior to 5:00 p.m., New York City time, on the Expiration Date, you must allow sufficient time for completion of the necessary procedures prior to 5:00 p.m., New York City time, on the Expiration Date.

5. Payment for Tendered Notes. We will promptly forward to the Paying Agent, prior to 10:00 a.m., New York City time, on December 15, 2010 the appropriate amount of cash required to pay the Company Repurchase Price for the tendered Notes, and the Paying Agent will promptly thereafter distribute that cash to DTC, the sole record holder of the Notes. DTC will thereafter distribute the cash in accordance with its procedures to each record Holder that has validly delivered its Notes and not validly withdrawn such delivery prior to 5:00 p.m., New York City time, on the Expiration Date.

The total amount of funds required by us to purchase all of the Notes is $89,000,000 (assuming all of the Notes are validly tendered for purchase and accepted for payment). In the event any Notes are tendered and accepted for payment, we intend to use cash on hand, and if cash on hand is not sufficient, borrowings under the Credit Agreement (as defined below) to purchase the Notes.

O’Reilly’s Credit Agreement, entered into on July 11, 2008, is a five-year $1.2 billion asset-based revolving credit facility arranged by Bank of America, N.A. (“BA”) comprised of a five-year $1.075 billion tranche A revolving credit facility (“tranche A revolver”) and a five-year $125 million first-in-last-out revolving credit facility (“FILO tranche”), both of which mature on July 10, 2013. The terms of the Credit Agreement grant O’Reilly the right to terminate the FILO tranche upon meeting certain requirements, including no events of default and aggregate projected availability under the Credit Agreement. During the third quarter ended September 30, 2010, O’Reilly, upon meeting all requirements to do so, elected to exercise its right to terminate the FILO tranche. As of September 30, 2010, the amount of the borrowing base available under the Credit Agreement was $1.072 billion, of which O’Reilly had outstanding borrowings of $325 million. The available borrowings under the Credit Agreement are also reduced by stand-by letters of credit issued by O’Reilly primarily to satisfy the requirements of workers compensation, general liability and other insurance policies. As of September 30, 2010, O’Reilly had stand-by letters of credit outstanding of $72.9 million and the aggregate availability for additional borrowings under the Credit Agreement was $673.7 million. As part of the Credit Agreement, O’Reilly has pledged substantially all of its assets as collateral and is subject to an ongoing consolidated leverage ratio covenant, with which O’Reilly complied as of September 30, 2010.

As of September 30, 2010, borrowings under the tranche A revolver bore interest, at O’Reilly’s option, at a rate equal to either a base rate plus 1.25% per annum or LIBOR plus 2.25% per annum, with each rate being subject to adjustment based upon certain excess availability thresholds. The base rate is equal to the higher of the prime lending rate established by BA from time to time or the federal funds effective rate as in effect from time to time plus 0.50%, subject to adjustment based upon remaining available borrowings. Fees related to unused capacity under the Credit Agreement are assessed at a rate of 0.50% of the remaining available borrowings under the facility, subject to adjustment based upon remaining unused capacity. In addition, O’Reilly pays letter of credit fees and other administrative fees in respect to the Credit Agreement. As of September 30, 2010, all of O’Reilly’s borrowings under its Credit Agreement were covered under interest rate swap agreements. As of December 31, 2009, O’Reilly had borrowings of $278.8 million under its Credit Agreement, which were not covered under an interest rate swap agreement, with interest rates ranging from 2.50% to 4.50%.

There are no specific plans or arrangements to finance or repay the borrowings, if any, under the Credit Agreement that may be incurred to pay for Notes acquired pursuant to the Put Option. O’Reilly may from time to time apply cash generated from operating activities in excess of working capital requirements and capital expenditures to repay outstanding borrowings under the Credit Agreement. Borrowings under the Credit Agreement are scheduled to mature on July 10, 2013. While there are no definitive arrangements for refinancing or repaying borrowings under the Credit Agreement prior to the maturity date, O’Reilly expects to consider financing alternatives from time to time and may refinance or replace the Credit Agreement and/or borrowings thereunder prior to or at maturity.

6. Notes Acquired. Any Notes purchased by us pursuant to the Put Option will be cancelled by the Trustee, pursuant to the terms of the Indenture.

7. Material United States Federal Income Tax Consequences. The following is a summary of the anticipated material United States federal income tax consequences to Holders of exercising the Put Option and is for general information purposes only. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, judicial authorities, published positions of the Internal Revenue Service (the “IRS”) and other applicable authorities, all as currently in effect and all of which are subject to change or differing interpretations (possibly with retroactive effect).

For purposes of this discussion, a “U.S. holder” is a beneficial owner of Notes that for United States federal income tax purposes is: (i) an individual who is a citizen or resident of the United States; (ii) a corporation, or other entity treated as a corporation for United States federal income tax purposes, that is created or organized in or under the laws of the United States or any subdivision thereof; (iii) an estate the income of which is subject to United States federal income taxation regardless of its source; or (iv) a trust that is subject to the primary supervision of a United States court and the control of one or more United States persons, or that has a valid election in effect under the applicable Treasury regulations to be treated as a United States person under the Code. A “non-U.S. holder” is a beneficial owner of Notes that is, for United States federal income tax purposes, an individual, corporation, estate or trust and is not a U.S. holder.

If a partnership (including for these purposes any other entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds Notes, the tax treatment of a partner generally will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships holding Notes and partners in such partnerships should consult their own tax advisors as to the tax consequences of a disposition of Notes pursuant to the Put Option, including the application to their particular situations of the tax considerations discussed below, as well as the application of state, local or foreign tax laws.

This discussion is limited to holders who hold their Notes as capital assets for United States federal income tax purposes (generally, assets held for investment). This discussion does not address all of the tax consequences that may be relevant to a particular holder, including a holder that is subject to special treatment under United States federal income tax laws (including, among others, tax-exempt organizations, cooperatives, dealers in securities or foreign currencies, banks, insurance companies, financial institutions or persons that hold their Notes as part of a hedge, straddle, constructive sale or conversion transaction, persons whose functional currency is not the United States dollar and persons that are, or hold their Notes through, partnerships or other pass-through entities). In addition, this discussion does not address any aspects of state, local or non-United States taxation or United States federal taxation other than income taxation. No ruling has been requested from the IRS regarding the United States federal income tax consequences of exercising the Put Option. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below.

Holders are urged to consult their tax advisors as to the United States federal tax consequences of exercising the Put Option, as well as the effects of state, local and non-United States tax laws.

Consequences to U.S. Holders

Tender of Notes for Purchase

The receipt of cash by a U.S. holder in exchange for the Notes pursuant to the exercise of the Put Option will be a taxable transaction for United States federal income tax purposes. A U.S. holder generally will recognize gain or loss in an amount equal to the difference between the amount of cash received by such U.S. holder in consideration for the tender of the Notes and the U.S. holder’s adjusted tax basis in such Notes. A U.S. holder’s adjusted tax basis in the Notes generally will be equal to the cost of the Notes to such U.S. holder, increased by the amount of market discount, if any, included in income by the U.S. holder and reduced by the amount of amortizable bond premium, if any, the U.S. holder has utilized to offset interest on the Notes. Amortizable bond premium is generally defined as the excess of a U.S. holder’s tax basis in the Notes (reduced by the value of the conversion option) immediately after its acquisition over the sum of all amounts payable on the Notes after the purchase date other than payments of stated interest.

Subject to the market discount rules described below, any such gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if the U.S. holder’s holding period for the Notes is more than one year at the time of disposition. The utilization of capital losses is subject to certain limitations.

If a U.S. holder purchased Notes at a discount from their principal amount, the gain recognized upon the exercise of the Put Option will be treated as ordinary income, rather than capital gain, to the extent of the “market discount” not previously included in income by such U.S. holder and treated as having accrued on such Notes at the time of the purchase pursuant to the Put Option. Subject to a de minimis exception, the “market discount” on the Notes is the excess, if any, of the stated principal amount of the Notes over the amount the U.S. holder paid for it. Generally, market discount would be considered to accrue ratably from the date of acquisition to the maturity date of the Notes, unless the U.S. holder elects to accrue market discount on a constant-yield basis.

Information Reporting and Backup Withholding

Payments made to a U.S. holder in consideration for the tender of Notes for purchase pursuant to the Put Option will generally be subject to information reporting, unless such U.S. holder is an exempt recipient. A U.S. holder will also be subject to United States federal backup withholding tax at the applicable rate (currently 28%) if the recipient of such payment fails to supply to us or our paying agent a taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise establishes an exemption from backup withholding. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the U.S. holder’s United States federal income tax liability, provided the required information is furnished to the IRS.

Consequences to Non-U.S. Holders

Tender of Notes for Purchase

Subject to the discussion of backup withholding below, a non-U.S. holder generally will not be subject to United States federal income or withholding tax on gain recognized on the tender of Notes for purchase pursuant to the Put Option unless:

•

that gain is effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income treaty, is attributable to a United States permanent establishment);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition, and other conditions are met; or

•

we are or have been a “United States real property holding corporation” (a “USRPHC”) for United States federal income tax purposes during the shorter of the non-U.S. holder’s holding period or the 5-year period ending on the date of the disposition.

A non-U.S. holder who is an individual described in the first bullet point above will be subject to tax at regular graduated United States federal income tax rates on the gain recognized on the tender of Notes for purchase pursuant to the Put Option, generally in the same manner as if such non-U.S. holder were a U.S. holder. A non-U.S. holder described in the second bullet point above will be subject to a flat 30% tax on the gain recognized on the tender of Notes for purchase pursuant to the Put Option (which gain may be offset by United States source capital losses), even though such non-U.S. holder is not considered a resident of the United States. A foreign corporation that falls under the first bullet point above will be subject to tax on such gain generally in the same manner as if such foreign corporation were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits, or at such lower rate as may be specified by an applicable income tax treaty. We believe that we are not and we do not anticipate becoming a USRPHC for United States federal income tax purposes.

Information Reporting and Backup Withholding

Payments to a non-U.S. holder in consideration for the tender of Notes for purchase pursuant to the Put Option made through a United States office of a broker will generally be subject to information reporting and backup withholding unless the payee certifies under penalties of perjury that it is not a United States person or otherwise establishes an exemption. Any such payments made through a non-United States office of a United States broker or of a non-United States broker with certain specified United States connections generally will be subject to information reporting (but not backup withholding) unless the broker has evidence in its records that the payee is not a United States person and has no knowledge or reason to know to the contrary. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the non-U.S. holder’s United States federal income tax liability, provided the required information is furnished to the IRS.

8. Additional Information. Although the Company is not subject to reporting requirements, O’Reilly is subject to the reporting and other informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information can be inspected and copied at the Public Reference Section of the SEC located at Station Place, 100 F Street, N.E., Washington D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the SEC at prescribed rates. Such material may also be accessed electronically by means of the SEC’s home page on the Internet at www.sec.gov.

O’Reilly and the Company have filed with the SEC a Tender Offer Statement on Schedule TO, pursuant to Section 13(e) of the Exchange Act and Rule 13e-4 promulgated thereunder, furnishing certain information with respect to the Put Option. The Tender Offer Statement on Schedule TO, together with any exhibits and any amendments thereto (the “Schedule TO”), may be examined and copies may be obtained at the same places and in the same manner as set forth above.

The following documents listed below (as such documents may be amended from time to time) contain important information about O’Reilly, the Company and their subsidiaries, including with respect to financial condition and are incorporated herein by reference and shall be deemed part of this Company Repurchase Notice.

•	O’Reilly’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009;

•	O’Reilly’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2010, June 30, 2010 and September 30, 2010;

•	O’Reilly’s Current Reports on Form 8-K filed on January 25, 2010, March 4, 2010, May 7, 2010, June 1, 2010, June 3, 2010, June 7, 2010, July 2, 2010, August 18, 2010 and October 4, 1020; and

•	O’Reilly’s Definitive Proxy Statements on Schedule 14A filed on March 19, 2010.

In the event of conflicting information in these documents, the information in the latest filed documents should be considered correct.

We also recommend that you review all documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Company Repurchase Notice and before 5:00 p.m., New York City time, on the Expiration Date. Notwithstanding the foregoing, information furnished but not filed in any current report on Form 8-K, including the related exhibits, is not incorporated by reference herein.

9. No Solicitations. The Company has not employed any persons to make solicitations or recommendations in connection with the Put Option.

10. Definitions. All capitalized terms used but not specifically defined in this Company Repurchase Notice have the meanings given to such terms in the Indenture and the Notes.

11. Conflicts. In the event of any conflict between this Company Repurchase Notice on the one hand and the terms of the Indenture or the Notes or any applicable laws on the other hand, the terms of the Indenture or the Notes or applicable laws, as the case may be, will control.

None of O’Reilly, the Company or their respective board of directors or employees are making any recommendation to any Holder as to whether to tender or refrain from tendering Notes for purchase pursuant to this Company Repurchase Notice. Each Holder must make such Holder’s own decision whether to tender such Holder’s Notes for purchase and, if so, the principal amount of Notes to tender based on their own assessment of current market value and other relevant factors.

CSK Auto, Inc.

O’Reilly Automotive, Inc.